# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: EXELIXIS, INC., CIK 0000939767
CUSIP: 30161Q104
Title of class of securities: Common Stock, par value $0.001 per share (the "Shares")
Address of issuer's principal executive offices: 1851 Harbor Bay Parkway, Alameda, California (CA), 94502
Date of event which requires filing of this statement: 01/01/2026
Filed by CIK 0001175707
Persons authorized to receive notices and communications: Hannah E. Dunn, Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 2100, San Francisco, California (CA), 94111, (415) 421-2132

## Reporting persons
- Farallon Capital Partners, L.P. (CIK 0001175707): type of reporting person: partnership (PN); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,189,334; sole dispositive power 0; shared dispositive power 1,189,334; aggregate amount beneficially owned 1,189,334 (0.4% of the class)
- Farallon Capital Institutional Partners, L.P. (CIK 0000886687): type of reporting person: partnership (PN); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,397,425; sole dispositive power 0; shared dispositive power 1,397,425; aggregate amount beneficially owned 1,397,425 (0.5% of the class)
- Farallon Capital Institutional Partners II, L.P. (CIK 0001245628): type of reporting person: partnership (PN); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 398,340; sole dispositive power 0; shared dispositive power 398,340; aggregate amount beneficially owned 398,340 (0.1% of the class)
- Farallon Capital Institutional Partners III, L.P. (CIK 0001245629): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 201,793; sole dispositive power 0; shared dispositive power 201,793; aggregate amount beneficially owned 201,793 (0.1% of the class)
- Four Crossings Institutional Partners V, L.P. (CIK 0001690212): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 263,099; sole dispositive power 0; shared dispositive power 263,099; aggregate amount beneficially owned 263,099 (0.1% of the class)
- Farallon Capital Offshore Investors II, L.P. (CIK 0001340990): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,487,976; sole dispositive power 0; shared dispositive power 2,487,976; aggregate amount beneficially owned 2,487,976 (0.9% of the class)
- Farallon Capital (AM) Investors, L.P. (CIK 0001501082): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 142,174; sole dispositive power 0; shared dispositive power 142,174; aggregate amount beneficially owned 142,174 (0.1% of the class)
- Farallon Capital F5 Master I, L.P. (CIK 0001643763): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 476,750; sole dispositive power 0; shared dispositive power 476,750; aggregate amount beneficially owned 476,750 (0.2% of the class)
- Farallon Healthcare Partners Master, L.P. (CIK 0001871852): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 9,152,609; sole dispositive power 0; shared dispositive power 9,152,609; aggregate amount beneficially owned 9,152,609 (3.4% of the class)
- Farallon Partners, L.L.C. (CIK 0001040153): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,232,750; sole dispositive power 0; shared dispositive power 15,232,750; aggregate amount beneficially owned 15,232,750 (5.7% of the class)
- Farallon Institutional (GP) V, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 263,099; sole dispositive power 0; shared dispositive power 263,099; aggregate amount beneficially owned 263,099 (0.1% of the class)
- Farallon F5 (GP), L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 476,750; sole dispositive power 0; shared dispositive power 476,750; aggregate amount beneficially owned 476,750 (0.2% of the class)
- Farallon Healthcare Partners (GP), L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,152,609; sole dispositive power 0; shared dispositive power 9,152,609; aggregate amount beneficially owned 9,152,609 (3.4% of the class)
- Dapice Joshua J.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,709,500; sole dispositive power 0; shared dispositive power 15,709,500; aggregate amount beneficially owned 15,709,500 (5.9% of the class)
- Dreyfuss, Philip D.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,709,500; sole dispositive power 0; shared dispositive power 15,709,500; aggregate amount beneficially owned 15,709,500 (5.9% of the class)
- Dunn Hannah E.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,709,500; sole dispositive power 0; shared dispositive power 15,709,500; aggregate amount beneficially owned 15,709,500 (5.9% of the class)
- Fried, Richard B: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Gehani, Varun N.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,709,500; sole dispositive power 0; shared dispositive power 15,709,500; aggregate amount beneficially owned 15,709,500 (5.9% of the class)
- Giauque, Nicolas: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,709,500; sole dispositive power 0; shared dispositive power 15,709,500; aggregate amount beneficially owned 15,709,500 (5.9% of the class)
- Husen, Avner A.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,709,500; sole dispositive power 0; shared dispositive power 15,709,500; aggregate amount beneficially owned 15,709,500 (5.9% of the class)
- Kim, David T.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,709,500; sole dispositive power 0; shared dispositive power 15,709,500; aggregate amount beneficially owned 15,709,500 (5.9% of the class)
- Linn, Michael G.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,709,500; sole dispositive power 0; shared dispositive power 15,709,500; aggregate amount beneficially owned 15,709,500 (5.9% of the class)
- Luo Patrick (Cheng): type of reporting person: individual (IN); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,709,500; sole dispositive power 0; shared dispositive power 15,709,500; aggregate amount beneficially owned 15,709,500 (5.9% of the class)
- Patel, Rajiv A.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Roberts, Jr., Thomas G.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,709,500; sole dispositive power 0; shared dispositive power 15,709,500; aggregate amount beneficially owned 15,709,500 (5.9% of the class)
- Saito Edric C.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,709,500; sole dispositive power 0; shared dispositive power 15,709,500; aggregate amount beneficially owned 15,709,500 (5.9% of the class)
- Seybold, William: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Short Daniel S.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,709,500; sole dispositive power 0; shared dispositive power 15,709,500; aggregate amount beneficially owned 15,709,500 (5.9% of the class)
- Spokes, Andrew J. M.: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,709,500; sole dispositive power 0; shared dispositive power 15,709,500; aggregate amount beneficially owned 15,709,500 (5.9% of the class)
- Warren, John R.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,709,500; sole dispositive power 0; shared dispositive power 15,709,500; aggregate amount beneficially owned 15,709,500 (5.9% of the class)
- Wehrly, Mark C.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,709,500; sole dispositive power 0; shared dispositive power 15,709,500; aggregate amount beneficially owned 15,709,500 (5.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share (the "Shares")
Name of issuer: EXELIXIS, INC.
Address of issuer's principal executive offices: 1851 Harbor Bay Parkway, Alameda, California (CA), 94502

## Item 2. Identity and Background
Name of person filing:
This Amendment No. 7 to Schedule 13D (this "Amendment") hereby amends and supplements Item 2(a) by deleting the text under the caption "The Farallon Individual Reporting Persons" and replacing it in its entirety, to read as follows:

"(xiv) The following persons, each of whom is a managing member or senior managing member, as the case may be, of the Farallon General Partner, and a manager or senior manager, as the case may be, of the FCIP V General Partner, the F5MI General Partner and the FHPM General Partner, with respect to the Shares held by the Farallon Funds: Joshua J. Dapice ("Dapice"); Philip D. Dreyfuss ("Dreyfuss"); Hannah E. Dunn ("Dunn"); Varun N. Gehani ("Gehani"); Nicolas Giauque ("Giauque"); Avner A. Husen ("Husen"); David T. Kim ("Kim"); Michael G. Linn ("Linn"); Patrick (Cheng) Luo ("Luo"); Thomas G. Roberts, Jr. ("Roberts"); Edric C. Saito ("Saito"); Daniel S. Short ("Short"); Andrew J. M. Spokes ("Spokes"); John R. Warren ("Warren"); and Mark C. Wehrly ("Wehrly").

Dapice, Dreyfuss, Dunn, Gehani, Giauque, Husen, Kim, Linn, Luo, Roberts, Saito, Short, Spokes, Warren and Wehrly are together referred to herein as the "Farallon Individual Reporting Persons."

This Amendment reports that effective January 1, 2026, Husen became a member of the Farallon General Partner, a manager of the FCIP V General Partner, a manager of the F5MI General Partner and a manager of the FHPM General Partner. Accordingly, as of that date, Husen may be deemed a beneficial owner of the Shares held by the Farallon Funds.

This Amendment also reports that effective December 31, 2025, each of Richard B. Fried ("Fried"), Rajiv A. Patel ("Patel") and William Seybold ("Seybold") ceased to be a member of the Farallon General Partner, a manager of the FCIP V General Partner, a manager of the F5MI General Partner and a manager of the FHPM General Partner. Accordingly, as of that date, each of Fried, Patel and Seybold may no longer be deemed a beneficial owner of the Shares held by the Farallon Funds.

The other information required by Item 2 relating to the identity and background of the Reporting Persons is set forth in Exhibit 1.02 hereto."
Residence or business address:
This Amendment hereby amends and restates Item 2(b) in its entirety, to read as follows:

"The address of the principal business office of (i) each of the Farallon Funds is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 2100, San Francisco, California 94111, and (ii) each of the FCIP V General Partner, the F5MI General Partner, the FHPM General Partner and the Farallon Individual Reporting Persons is set forth in Exhibit 1.02 hereto."
Present principal occupation or employment:
This Amendment hereby amends and restates Item 2(c) in its entirety, to read as follows:

"The principal business of each of the Farallon Funds is that of a private investment entity engaging in the purchase and sale of investments for its own account. The principal business of the Farallon General Partner is to act as the general partner of investment partnerships, including FCP, FCIP, FCIP II, FCIP III, FCOI II and FCAMI, and as the sole member of general partners of investment partnerships, including the FCIP V General Partner and the FHPM General Partner. The principal business of the FCIP V General Partner is to act as the general partner of FCIP V. The principal business of the F5MI General Partner is to act as the general partner of F5MI. The principal business of the FHPM General Partner is to act as the general partner of FHPM. The principal business of each of the Farallon Individual Reporting Persons is set forth in Exhibit 1.02 hereto."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
This Amendment hereby amends and supplements Item 5(a) by deleting the text under the caption "The Farallon Funds" and replacing it in its entirety, to read as follows as follows:

"The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Fund is incorporated herein by reference for each such Farallon Fund. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 268,112,157 Shares outstanding as of October 27, 2025, as reported by the Company in its Form 10-Q filed with the Securities and Exchange Commission on November 4, 2025."
Transactions in the class effected during the past sixty days:
This Amendment hereby amends and supplements Item 5(c) by deleting the text under the caption "The Farallon Funds" and replacing it in its entirety, to read as follows:

"The dates, number of Shares involved and the price per Share (excluding commissions) for all transactions in the Shares by the Farallon Funds in the past sixty days are set forth in Exhibit 1.B attached hereto and such information is incorporated herein by reference. All of such transactions were open-market transactions."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
This Amendment hereby amends and supplements Item 7 by adding the following thereto:

"There is filed herewith as Exhibit 1.02 certain information required by Item 2 relating to the identity and background of the Reporting Persons.

There is filed herewith as Exhibit 1.B the sixty-day trading history of the Farallon Funds referenced in Item 5(c).

There is filed herewith as Exhibit 6 a Power of Attorney for Avner A. Husen.

There is filed herewith as Exhibit 7 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended."

## Signatures
- Farallon Capital Partners, L.P.: /s/ Hannah E. Dunn, Hannah E. Dunn, Managing Member of its General Partner (01/05/2026)
- Farallon Capital Institutional Partners, L.P.: /s/ Hannah E. Dunn, Hannah E. Dunn, Managing Member of its General Partner (01/05/2026)
- Farallon Capital Institutional Partners II, L.P.: /s/ Hannah E. Dunn, Hannah E. Dunn, Managing Member of its General Partner (01/05/2026)
- Farallon Capital Institutional Partners III, L.P.: /s/ Hannah E. Dunn, Hannah E. Dunn, Managing Member of its General Partner (01/05/2026)
- Four Crossings Institutional Partners V, L.P.: /s/ Hannah E. Dunn, Hannah E. Dunn, Manager of its General Partner (01/05/2026)
- Farallon Capital Offshore Investors II, L.P.: /s/ Hannah E. Dunn, Hannah E. Dunn, Managing Member of its General Partner (01/05/2026)
- Farallon Capital (AM) Investors, L.P.: /s/ Hannah E. Dunn, Hannah E. Dunn, Managing Member of its General Partner (01/05/2026)
- Farallon Capital F5 Master I, L.P.: /s/ Hannah E. Dunn, Hannah E. Dunn, Manager of its General Partner (01/05/2026)
- Farallon Healthcare Partners Master, L.P.: /s/ Hannah E. Dunn, Hannah E. Dunn, Manager of its General Partner (01/05/2026)
- Farallon Partners, L.L.C.: /s/ Hannah E. Dunn, Hannah E. Dunn, Managing Member (01/05/2026)
- Farallon Institutional (GP) V, L.L.C.: /s/ Hannah E. Dunn, Hannah E. Dunn, Manager (01/05/2026)
- Farallon F5 (GP), L.L.C.: /s/ Hannah E. Dunn, Hannah E. Dunn, Manager (01/05/2026)
- Farallon Healthcare Partners (GP), L.L.C.: /s/ Hannah E. Dunn, Hannah E. Dunn, Manager (01/05/2026)
- Dapice Joshua J.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (01/05/2026)
- Dreyfuss, Philip D.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (01/05/2026)
- Dunn Hannah E.: /s/ Hannah E. Dunn, Hannah E. Dunn (01/05/2026)
- Fried, Richard B: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (01/05/2026)
- Gehani, Varun N.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (01/05/2026)
- Giauque, Nicolas: /s/ Hannah E. Dunn, Giauque, Nicolas (01/05/2026)
- Husen, Avner A.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (01/05/2026)
- Kim, David T.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (01/05/2026)
- Linn, Michael G.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (01/05/2026)
- Luo Patrick (Cheng): /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (01/05/2026)
- Patel, Rajiv A.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (01/05/2026)
- Roberts, Jr., Thomas G.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (01/05/2026)
- Saito Edric C.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (01/05/2026)
- Seybold, William: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (01/05/2026)
- Short Daniel S.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (01/05/2026)
- Spokes, Andrew J. M.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (01/05/2026)
- Warren, John R.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (01/05/2026)
- Wehrly, Mark C.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (01/05/2026)